Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone: (310) 208-1182
Facsimile: (310) 208-1154

September 13, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Greg Belliston

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form SB-2, Amendment 1 Filed August 1, 2007 File No. 333-143449

Dear Mr. Belliston:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 7, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the Company’s proposed Amendment No. 2 to Form SB-2 (the “Amendment No. 2”), containing revisions that have been made in response to the Staff’s comment.

FORM SB-2

General

1.	The page numbers in the comments below correspond to the page numbers in the marked courtesy copies you provided, which differ from the page numbers in the filing on EDGAR.

Skystar’s Response:

For purposes of the Staff’s review of the Amendment No. 2, the page numbers on the Amendment No. 2, as filed, corresponds to those on the enclosed marked courtesy copy of the Amendment No. 2.

Greg Belliston
Securities and Exchange Commission
September 13, 2007

2.
We note your response to comment 1. However, given the nature and size of this offering, in particular the number of shares being registered in comparison to the number of outstanding shares held by non-affiliates, this offering appears to be a primary offering, you will need to do the following:

•	File a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(l)(x);

•	Register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1);

•	Identify the selling shareholders as underwriters in the registration statement; and

•	Include the price at which the underwriters will sell the securities.

Skystar’s Response:

In response to the Staff’s concern regarding the nature and size of this offering, we are reducing the size of this offering from 4,727,000 to 2,287,944 common shares in the aggregate. Pursuant to verbal guidance provided by the Staff, we have been advised that, with respect to the eight selling security holders (to be consistent with the Prospectus, we refer to each as a “Selling Stockholder” and collectively the “Selling Stockholders”), the amount of securities that may be registered pursuant to Rule 415(a)(1)(i) is approximately 33% of the number of shares of our common stock being held by public shareholders which are non-affiliates of the Company (the “Public Float”). We have determined that as of September 10, 2007, the Public Float comprises of 6,933,161 common shares in the aggregate. Accordingly, for the Selling Stockholders, we are seeking to register an aggregate of 2,287,944 common shares (the “Shares”) in this offering pursuant to the registration statement on Form SB-2/A filed with the Commission on September 10, 2007 (the “Registration Statement”).

Regarding the Shares, we respectfully submit that they are covered by Rule 415(a)(1)(i) because (i) the Shares will be offered or sold solely by security holders of Skystar and not by Skystar; and (ii) none of the security holders is acting on behalf of Skystar.

Greg Belliston
Securities and Exchange Commission
September 13, 2007

Each of the Selling Stockholders is acting on its own behalf and not on behalf of Skystar. Each of the Selling Stockholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The Selling Stockholders purchased the Shares for investment purposes and not with a view to distribution. There are no indicia that any of the Selling Stockholders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of Skystar, none of the Selling Stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the Shares covered by the Registration Statement.

Because none of the Selling Stockholders is acting on behalf of Skystar, and because the Registration Statement pertains only to securities being offered or sold by persons other than Skystar, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

Convertible Debentures, page 46

3.	We note your response and revisions pursuant to comment 3:

•
Footnote 1 to the table you inserted on page 49 describes in general terms the liquidated damages provisions. Please revise this footnote to state clearly (a) that you actually incurred and owe the liquidated damages from the registration statement late, (b) you have not yet incurred liquidated damages relating to the timing of effectiveness, and (c) the potential dollar amount of liquidated damages you will owe for each 30-day period that passes after the effectiveness deadline.

Skystar’s Response:

We have revised the relevant footnote as requested.

In particular, we have revised the table corresponding to the footnote by the addition of a column on the dollar amount of liquidated damages we will owe for each 30-day period that passes after the effectiveness deadline. The revised table is shown on page 31 of the Amendment No. 2.

Greg Belliston
Securities and Exchange Commission
September 13, 2007

•	Please disclose in your filing the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Skystar’s Response:

We have disclosed in the Amendment No. 2 the total possible payments to the Selling Stockholders in the first year following the sale of the convertible debentures in a tabular format on page 31 of the Amendment No. 2.

4.
We note the table you inserted on pages 50-51 pursuant to comment 5. Currently, the table’s last column is identical to the third column. It appears that the last column should reflect the difference between the third and fourth columns. Please revise.

Skystar’s Response:

We have revised the table accordingly, on page 32 of the Amendment No. 2, as follows:

Name of Selling Stockholder	Total Possible Shares Received Assuming Full Exercise of Warrants	Market Price of Total Shares Underlying the Warrants	Combined Exercise Price of Total Possible Shares Underlying the Warrants	Discount between the Market Price and the Exercise Price
Cornelius B Prior, Jr.	500,000	$820,000	$600,000	$220,000
Chestnut Ridge Partners LLP	250,000	$410,000	$300,000	$110,000
Anthony Heller	100,000	$164,000	$120,000	$44,000
MidSouth Investor Fund LP	500,000	$820,000	$600,000	$220,000
Paragon Capital LP	225,000	$369,000	$270,000	$99,000
Premier RENN US Emerging Growth Fund Limited	500,000	$820,000	$600,000	$220,000
US Special Opportunities Trust PLC	1,000,000	$1,640,000	$1,200,000	$440,000
Renaissance US Growth Investment Trust PLC	1,000,000	$1,640,000	$1,200,000	$440,000
TOTAL:	4,075,000	$6,683,000	$4,890,000	$1,789,000

Greg Belliston
Securities and Exchange Commission
September 13, 2007

5.
Additionally, we note your responses to comment 4, 5, and 6 submitting the market price should be discounted at 30% per share to reflect the market trading conditions. We disagree. Your statements that the trading activity for the shares has been volatile and illiquid is sufficient. It would not be appropriate to present the requested information applying a 30% discount.

Skystar’s Response:

We hereby retract from our responses to comments 4, 5 and 6 any reference to the 30% per share discount as reflecting market trading conditions, and we have not made any reference to such in the Amendment No. 2.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan S. Hong
Ryan S. Hong, Esq.